787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111 Fax: 212 728 8111

August 2, 2011

VIA EDGAR AND E-MAIL

Mr. Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405

Re:	Allied World Assurance Company Holdings, AG
Registration Statement on Form S-4
File No. 333-175398

Dear Mr. Hindin:

On behalf of Allied World Assurance Company Holdings, AG (“Allied World”), this letter sets forth the response of Allied World and Transatlantic Holdings, Inc. (“Transatlantic,” and collectively, the “Companies”) to comment #3 of the letter dated July 21, 2011 from the U.S. Securities and Exchange Commission (the “Commission”) to Allied World, providing comments of the staff of the Office of Mergers & Acquisitions in the Division of Corporation Finance at the Commission (the “Staff”) with respect to the registration statement on Form S-4 (the “Registration Statement”), filed by Allied World with the Commission on July 8, 2011.  The Companies will respond to the Staff’s other comments in a separate letter to follow.

For your convenience, the Staff’s comment #3 has been reproduced below in bold and is followed by the Companies’ response to such comment.

3.  Please tell us how you have complied with Rule 14a-13(a)(3) with respect to this transaction.

Background

On June 12, 2011, the Companies and GO Sub LLC, a wholly-owned subsidiary of Allied World (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub would merge with and into Transatlantic, with Transatlantic surviving as a wholly owned subsidiary of Allied World (the “Merger”).  The Merger is subject to customary closing conditions, including receipt of shareholder approvals of each Company.

U.S. Securities and Exchange Commission
August 2, 2011

Following execution of, and in accordance with, the Merger Agreement, the Companies prepared and filed the Registration Statement with the Commission on July 8, 2011.  After consulting with their respective proxy solicitors, on the afternoon of July 12, 2011 the Companies fixed July 22, 2011 as the applicable record date for the special meetings of their respective stockholders and notified the New York Stock Exchange (“NYSE”), thereby providing 10 days to make inquiry of brokers in accordance with Rule 402.05 of the NYSE Listed Company Manual.  The Companies fixed the record date with the intention to mail their joint proxy statement to their respective stockholders as early as July 23, 2011 if, as the Company had hoped, the Companies received a “no review” notice from the Commission with respect to the Registration Statement and the Commission declared the Registration Statement effective shortly thereafter.  On July 13, 2011, Allied World’s proxy solicitor, MacKenzie Partners, Inc. (“MacKenzie”), mailed broker search cards, inquiring with respect to beneficial ownership of Allied World securities so held of record; Transatlantic’s proxy solicitor, Georgeson Inc. (“Georgeson”), made a similar inquiry with respect to Transatlantic securities on July 12, 2011.

Subsequent to their establishment of the record date, on the night of July 12, 2011 the Companies first learned of a proposal of Validus Holdings, Ltd. (“Validus”) to acquire Transatlantic.  Pursuant to the Merger Agreement, Transatlantic then provided Allied World with formal notice of the Validus proposal in the early morning of July 13, 2011.

Discussion

Under Rule 14a-13(a)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”), if a registrant knows that securities of any class entitled to vote at a meeting subject to proxy solicitation are held of record by a broker, dealer, voting trustee, bank association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant is required to distribute so-called broker search cards, inquiring with respect to beneficial ownership of the securities so held of record.  As you know, the timing of such an inquiry is governed by Rule 14a-13(a)(3), which provides, in pertinent part, that the registrant shall

“[m]ake the inquiry required by paragraph (a)(1) of this section at least 20 business days prior to the record date of the meeting of security holders, or (i) if such inquiry is impracticable 20 business days prior to the record date of a special meeting, as many days before a record date of such meeting as is practicable…or (iii) at such later time as the rules of a national securities exchange on which the class of securities in question is listed may permit for good cause shown…”

We respectfully submit that in setting the record date 10 calendar days after making inquiry of brokers, the Companies acted in compliance with Rule 14a-13(a)(3) for the reasons set forth below.

U.S. Securities and Exchange Commission
August 2, 2011

The common stock of both Companies is listed on the NYSE.  Rule 402.05 of the NYSE Listed Company Manual provides, in relevant part:

“Companies or others soliciting proxy material through brokers must make inquiry of brokers at least 10 days in advance of the record date before the meeting in order to determine the number of sets of proxy soliciting materials necessary to enable brokers to supply each beneficial owner with a set. A return postcard should be provided for this purpose and should also indicate an agreement to reimburse out-of-pocket expenses incurred in handling the material. Should it become impossible for an inquiry to be made of brokers at least 10 days before the record date, the Exchange must be advised immediately.”

As noted above, under Rule 14a-13(a)(3)(iii), the requirement that broker search cards be distributed at least 20 business days prior to the record date of a special meeting may be shortened to “such later time as the rules of a national securities exchange on which the class of securities in question is listed may permit for good cause shown…” NYSE Rule 402.05 requires distribution of broker search cards a minimum of 10 calendar days, rather than 20 business days, prior to the record date of a special meeting.  Accordingly, the fact that the Companies issued broker search cards 10 calendar days prior to the record date is sufficient under Rule 14a-13(a)(3)(iii), subject to good cause shown.

The Companies had good cause for establishing the record date, including the following:

•
Under Sections 6.1(d) and 6.1(e) of the Merger Agreement, the Companies were under a contractual obligation to convene and hold a meeting of their stockholders “as soon as practicable” to obtain stockholder approval of the Merger;

•	The longer the Merger is pending, the greater the risk that the Companies will be unable to retain and motivate key personnel;

•
The longer the Merger is pending, the greater the risk that customers, partners and others that deal with the Companies will defer entering into contracts with the Companies, defer making decisions concerning the Companies or seek to change existing business relationships with the Companies;

•
Under Sections 5.2 and 5.3 of the Merger Agreement, prior to the consummation of the Merger, the Companies are severely constrained in the conduct of their business, including limitations on their ability to incur debt, make acquisitions and dispositions, modify their equity capital structure, modify employee benefit arrangements, amend their organizational agreements, make capital expenditures and other investments, any of which could materially impair their businesses;

U.S. Securities and Exchange Commission
August 2, 2011

•	Delay in the consummation of the Merger will delay the receipt by Transatlantic’s stockholders of the Merger consideration;

•
The distribution of broker search cards on July 13, 2011, seven business days prior to the record date, provided brokers, dealers, banks, associations and other entities that exercise fiduciary powers seven business days to respond to such inquiry, which is the maximum amount of time such entities are permitted to respond to a broker search inquiry under Rule 14b-1 and Rule 14b-2 under the Exchange Act;

•
The Companies’ proxy solicitors advised that based on their prior experience in obtaining the beneficial owner information required by Rule 14a-13 they would be able to obtain such information in advance of the record date, given that a very substantial majority of the banks and brokers have outsourced the task of responding to Rule 14a-13 inquiries to Broadridge Financial Solutions, Inc.;

•
The Companies’ proxy solicitors have informed them that allowing a longer period of time between the date on which broker search cards were distributed and the record date would not have yielded any additional information about the number of beneficial owners, which is the purpose of the inquiries required by Rule 14a-13; and

•
The Companies have been advised by the proxy solicitors that (i) 10 calendar days is sufficiently adequate to obtain timely response to broker search cards and (ii) registrants listed on the NYSE typically follow the NYSE 10 calendar day advance notice requirement of NYSE Rule 402.05 in connection with special meetings, rather than 20 business days.  And in fact, the Companies’ proxy solicitors have informed us that they have received responses from all of the record holders to which broker search cards had been distributed.  We would be happy to provide examples of several significant recent merger transactions where the inquiry was successfully conducted 10 days or less prior to the record date.

In addition, Rule 14a-13(a)(3)(i) provides that if the distribution of broker search cards “is impracticable 20 business days prior to the record date of a special meeting” then such broker search cards may be distributed “as many days before a record date of such meeting as is practicable.” For reasons similar to those described above, we respectfully submit that providing broker search cards 20 business days prior to the July 22, 2011 record date was impracticable.  As noted above, the Companies filed the Registration Statement on July 8, 2011 and then on July 12, 2011, two business days later, fixed the record date of July 22.  Only once the Registration Statement was filed was it practicable to fix the record date.

U.S. Securities and Exchange Commission
August 2, 2011

The Companies have informed us that had the Registration Statement been declared effective by the Commission, they were prepared to (i) mail their joint proxy statement to shareholders on July 23, 2011 and (ii) convene their special stockholder meeting as soon as practicable thereafter.  Additionally, the Companies note that a period of less than 20 business days between the distribution of broker search cards and the record date has not harmed the Companies’ stockholders, and the Companies are able to distribute sufficient copies of the proxy statement to their stockholders.  We believe this lack of harm – and in fact the benefit -- to the Companies’ stockholders is an important factor in the Staff permitting the current record date to remain intact.

On the basis of the foregoing, we respectfully submit that the July 22, 2011 record date for the special meetings of the Companies’ stockholders complies with Rule 14a-13.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (212) 728-8763 or Jeffrey S. Hochman of this office at (212) 728-8592.

Respectfully submitted,

/s/ Steven A. Seidman

Steven A. Seidman

cc:           David Orlic, Special Counsel – SEC
Wesley D. Dupont, Esq.
(Allied World Assurance Company Holdings, AG)
Gary A. Schwartz, Esq.
(Transatlantic Holdings, Inc.)
Jeffrey S. Hochman
(Willkie Farr & Gallagher LLP)
Lois A. Herzeca, Esq.
(Gibson, Dunn & Crutcher LLP)